MGIC INVESTMENT CORPORATION
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, WI 53202
March 18, 2008
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MGIC Investment Corporation — Registration Statement on Form S-1 (Registration No. 333-149506)
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m. Eastern Time on March 24, 2008, or as soon as is practicable thereafter.

Very truly yours, MGIC INVESTMENT CORPORATION
By:	/s/ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer